CONSENT OF WILLIAM A. TILLEY

I consent to the use of my name as an author of the report: “43-101 Technical Report, Cerro Casale Project, Northern Chile”, dated August 22, 2006, filed as exhibit to the Annual Report on Form 40-F of Arizona Star Resource Corp. as filed with the United States Securities and Exchange Commission.

Dated: 01 September 2006

Signed:

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